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Minority-owned
GrownbyGreen

Legal Cannabis Business

TBD!
Lowell, MA 01852
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Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2.2× for the next $15,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
GrownbyGreen is seeking investment to relocate, renovate, and finish licensing.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

Grown by Green is a local, minority-owned, cannabis cultivator based in Massachusetts. Our company focuses on creating sustainable, regenerative soil practices that can be translated into large-scale cannabis production. Our goal is to create high-quality, organic cannabis flower using our clean soil methods.

People are looking for high-quality cannabis without the worry of additional chemicals or pesticides contaminating their product.
As we enter the age of mass-producing Cannabis flower, the likelihood that chemical preservatives and pesticides in the finished flower will increase as time goes on
Our founder, Kaleb Green, has spent the last few years formulating sustainable living soil beds which are rich in nutrients and sustained on natural compost and compost tea.
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BUSINESS MODEL

Our product is made for adult cannabis consumers who want a cleaner smoking experience. The best consumption experience will always be the purest one. That is why we give our promise that our product will be cleaner than the competition. We care about giving our clientele a custom smoking experience.

We plan to achieve this utilizing small rooms or tents that are uniform in size to create a standardized growing set-up.
We use a perpetual harvesting system that will allow us a harvesting period of every 2-3 weeks.
Our model is driven through partnerships with with local retail cannabis stores to sell our product and create a working relationship with the other small businesses in our area.
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GOTOMARKET STRATEGY

Our CEO has also worked vigorously on creating a plan to network through local events. We plan on attending public meetings to meet leaders of the neighborhoods we potentially want to work in and attending public events to meet local agricultural leaders in the community. There are also private events hosted by cannabis figureheads in the community that we have worked with in the past where we can network with local dispensaries and fellow cultivators.

Estimated size of target market: According to a survey conducted by PubMed, about 21% of the US population smokes marijuana. By this statistic, of the 6.9 million residents in Massachusetts, there are around 1.4 million potential consumers of our product in the state.
There are around 186 total dispensaries currently licensed to operate in the state of Massachusetts and acquiring business deals with them is crucial to our operation.

Target Demographics: Adult cannabis consumers age 21+, top-shelf marijuana consumers, retail marijuana establishments

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THE TEAM

Kaleb Green

CEO & Founder

Owner, head cultivator and CEO of Grownbygreen llc, Kaleb is bringing the organic living soil cultivation methodology to scale on the east coast.

Hannah Arrajj

VP - Operations

Coming with nearly a decade of experience in retail operations and sales, Hannah has a proven track record of stakeholder engagement and negotiations to foster long-lasting relationships with retail channel partners. Her operational experience, mainly formed during her time in the telecommunications industry is spread across retail sales, inventory and cash management, floor management and customer relations.

Digna Vargas

VP - Marketing

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $15,000

Buildout $10,000

Operating Expenses $5,000

Legal $44,000

Lease $20,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,043,145	$1,721,189	$2,495,724	$3,494,014	$4,716,919
Cost of Goods Sold	$208,629	$344,237	$499,143	$698,800	$943,380
Gross Profit	$834,516	$1,376,952	$1,996,581	$2,795,214	$3,773,539

EXPENSES

Rent	$48,000	$49,200	$50,430	$51,690	$52,982
Operating Profit	$786,516	$1,327,752	$1,946,151	$2,743,524	$3,720,557

This information is provided by GrownbyGreen. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

GBG_businessplan.docx

Investment Round Status

Target Raise $100,000

Maximum Raise $107,000

Amount Invested $0

Investors 0

Investment Round Ends December 3, 2021

Summary of Terms

Legal Business Name GrownbyGreenllc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $15,000 invested

2.2×

Investment Multiple 2×

Business's Revenue Share 8%-8.6%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date July 1, 2026

Financial Condition
No operating history

GrownbyGreen Cannabis was established in February 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the GrownbyGreen Cannabis's fundraising. However, GrownbyGreen Cannabis may require additional funds from alternate sources at a later date.

Other challenges

GrownbyGreen Cannabis has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Flooding

Forecasted milestones

GrownbyGreen Cannabis forecasts the following milestones:

Secure lease by 12/2021.

Achieve $1,045,145 revenue per year by 2023.

Achieve $834,516 profit per year by 2023.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. In fact, we were previously notified by our bank that our deposit accounts would be closed, and we are currently looking for a replacement banking institution. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of GrownbyGreen Cannabis to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

GrownbyGreen Cannabis operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. GrownbyGreen Cannabis competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from GrownbyGreen Cannabis's core business or the inability to compete successfully against the with other competitors could negatively affect GrownbyGreen Cannabis's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in GrownbyGreen Cannabis's management or vote on and/or influence any managerial decisions regarding GrownbyGreen Cannabis. Furthermore, if the founders or other key personnel of GrownbyGreen Cannabis were to leave GrownbyGreen Cannabis or become unable to work, GrownbyGreen Cannabis (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which GrownbyGreen Cannabis and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, GrownbyGreen Cannabis is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

GrownbyGreen Cannabis might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If GrownbyGreen Cannabis is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt GrownbyGreen Cannabis

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect GrownbyGreen Cannabis's financial performance or ability to continue to operate. In the event GrownbyGreen Cannabis ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither GrownbyGreen Cannabis nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

GrownbyGreen Cannabis will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and GrownbyGreen Cannabis is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although GrownbyGreen Cannabis will carry some insurance, GrownbyGreen Cannabis may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, GrownbyGreen Cannabis could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect GrownbyGreen Cannabis's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of GrownbyGreen Cannabis's management will coincide: you both want GrownbyGreen Cannabis to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want GrownbyGreen Cannabis to act conservative to make sure they are best equipped to repay the Note obligations, while GrownbyGreen Cannabis might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If GrownbyGreen Cannabis needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with GrownbyGreen Cannabis or management), which is responsible for monitoring GrownbyGreen Cannabis's compliance with the law. GrownbyGreen Cannabis will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if GrownbyGreen Cannabis is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if GrownbyGreen Cannabis fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of GrownbyGreen Cannabis, and the revenue of GrownbyGreen Cannabis can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of GrownbyGreen Cannabis to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by GrownbyGreen. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion
GrownbyGreen isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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